UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 02, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares & Completion of buy-back dated 02 February 2026
Exhibit No. 2	Admission to Trading dated 02 February 2026
Exhibit No. 3	Total Voting Rights dated 02 February 2026
Exhibit No. 4	Transaction in Own Shares dated 12 February 2026
Exhibit No. 5	Director/PDMR Shareholding dated 12 February 2026
Exhibit No. 6	Transaction in Own Shares dated 13 February 2026
Exhibit No. 7	Director/PDMR Shareholding dated 13 February 2026
Exhibit No. 8	Transaction in Own Shares dated 16 February 2026
Exhibit No. 9	Transaction in Own Shares dated 17 February 2026
Exhibit No. 10	Transaction in Own Shares dated 18 February 2026
Exhibit No. 11	Transaction in Own Shares dated 19 February 2026
Exhibit No. 12	Director/PDMR Shareholding dated 19 February 2026
Exhibit No. 13	Transaction in Own Shares dated 20 February 2026
Exhibit No. 14	Transaction in Own Shares dated 23 February 2026
Exhibit No. 15	Transaction in Own Shares dated 24 February 2026
Exhibit No. 16	Transaction in Own Shares dated 25 February 2026
Exhibit No. 17	Transaction in Own Shares dated 26 February 2026
Exhibit No. 18	Transaction in Own Shares dated 27 February 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 02, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

2 February 2026

Barclays PLC

Transaction in own shares and completion of buy-back

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited ("Citi") as part of its buy-back announced on 23 October 2025:

Date of purchase:	30 January 2026
Number of ordinary shares purchased:	1,932,579
Highest price paid per share:	490.3500p
Lowest price paid per share:	483.9500p
Volume weighted average price paid per share:	487.5669p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,815,647,298 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,815,647,298) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1894R_1-2026-1-30.pdf

The Company announces that, following the purchase of these shares, the share buy-back programme announced on 23 October 2025 has completed. Since the commencement of the buy-back, the Company has repurchased for cancellation 107,319,865 ordinary shares in aggregate at a volume weighted average price of 465.8970p per ordinary share for a total consideration of approximately £500 million.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 2

  2 February 2026

Barclays PLC

Admission to Trading

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R, Barclays PLC notifies the market that shares have been admitted to trading as follows:

Issuer name:	Barclays PLC
Issuer LEI:	213800LBQA1Y9L22JB70
Regulated market on which the shares have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the shares:	Ordinary sharesGB0031348658
Number of further shares admitted to trading covered by the notification:	7,127,204
Total number of shares admitted to trading (including the new shares):	13,815,647,298
Confirmation that the new shares are fungible with existing shares already admitted to trading:	Confirmed
Date range covered by the notification:	1 January 2026 - 31 January 2026

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

Exhibit No. 3

2 February 2026

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 January 2026, Barclays PLC's issued share capital consists of 13,815,647,298 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,815,647,298 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 4

12 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026.

Date of purchase:	11 February 2026
Number of ordinary shares purchased:	4,159,750
Highest price paid per share:	487.9500p
Lowest price paid per share:	474.2000p
Volume weighted average price paid per share:	481.3216p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,816,534,357 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.
The above figure 13,816,534,357 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6694S_1-2026-2-11.pdf

- ENDS -
For further information, please contact:
Investor Relations Media Relations Marina Shchukina +44 (0) 20 7116 2526 Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

12 February 2026

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.760 per Share	41,500
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-10
	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.864 per Share	15,200
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 6

13 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase:	12 February 2026
Number of ordinary shares purchased:	3,130,000
Highest price paid per share:	487.9000p
Lowest price paid per share:	465.7500p
Volume weighted average price paid per share:	479.2691p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,814,512,547 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,814,512,547 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8482S_1-2026-2-12.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 7,289,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 480.4403p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 7

     13 February 2026

Barclays PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions made on behalf of the Chairman and Non-Executive Directors in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

This announcement is made in accordance with article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Robert Berry
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	1,891
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Fitzpatrick
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	2,111
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Francis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	2,447
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Senior Independent Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	2,794
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	6,769
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir John Kingman
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	1,739
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diony Lebot
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	1,803
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Mack
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	1,802
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Moses
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	1,703
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Shea
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	2,516
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julia Wilson
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
 Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company,   which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.808 per Share	1,877
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

Ends

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 8

16 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase:	13 February 2026
Number of ordinary shares purchased:	2,745,000
Highest price paid per share:	466.5500p
Lowest price paid per share:	444.9500p
Volume weighted average price paid per share:	454.5367p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,812,537,211 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,812,537,211 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0447T_1-2026-2-13.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 10,034,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 473.3544p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 9

17 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase:	16 February 2026
Number of ordinary shares purchased:	3,230,000
Highest price paid per share:	466.7000p
Lowest price paid per share:	462.6000p
Volume weighted average price paid per share:	464.3338p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,809,995,467 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,809,995,467 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2390T_1-2026-2-16.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 13,264,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 471.1579p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 10

18 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase:	17 February 2026
Number of ordinary shares purchased:	2,680,000
Highest price paid per share:	473.2500p
Lowest price paid per share:	459.8000p
Volume weighted average price paid per share:	466.2900p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,808,683,472 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,808,683,472 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4002T_1-2026-2-17.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 15,944,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 470.3397p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 11

19 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase:	18 February 2026
Number of ordinary shares purchased:	2,590,000
Highest price paid per share:	489.3000p
Lowest price paid per share:	475.0000p
Volume weighted average price paid per share:	484.7493p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,806,789,556 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,806,789,556 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5751T_1-2026-2-18.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 18,534,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 472.3532p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 12

19 February 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Chief Executive of Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option granted under the Barclays Group SAYE Share Option Scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£0.84 per Share	21,428
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 13

20 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase:	19 February 2026
Number of ordinary shares purchased:	2,637,000
Highest price paid per share:	480.5000p
Lowest price paid per share:	466.5500p
Volume weighted average price paid per share:	473.7117p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,804,728,902 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,804,728,902 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7444T_1-2026-2-19.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 21,171,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 472.5224p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 14

23 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase:	20 February 2026
Number of ordinary shares purchased:	4,210,000
Highest price paid per share:	478.3500p
Lowest price paid per share:	470.5500p
Lowest price paid per share:	470.5500p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,801,177,737 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,801,177,737 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9139T_1-2026-2-20.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 25,381,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 472.9747p per ordinary share.

- ENDS -
For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 15

24 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase:	23 February 2026
Number of ordinary shares purchased:	4,200,000
Highest price paid per share:	480.8500p
Lowest price paid per share:	461.4000p
Volume weighted average price paid per share:	474.7829p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,797,098,387 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,797,098,387 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0778U_1-2026-2-23.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 29,581,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 473.2314p per ordinary share.

- ENDS -
For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 16

25 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase: 24 February 2026

Number of ordinary shares purchased: 4,380,000

Highest price paid per share: 460.3500p

Lowest price paid per share: 451.1000p

Volume weighted average price paid per share:456.3529p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,793,067,620 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,793,067,620 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2415U_1-2026-2-24.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 33,961,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 471.0546p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 17

26 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase: 25 February 2026

Number of ordinary shares purchased: 4,285,000

Highest price paid per share: 469.1500p

Lowest price paid per share: 463.8500p

Volume weighted average price paid per share:466.1059p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,800,253,452 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,800,253,452 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4375U_1-2026-2-25.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 38,246,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 470.5002p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 18

27 February 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase: 26 February 2026

Number of ordinary shares purchased: 3,185,000

Highest price paid per share: 474.9000p

Lowest price paid per share: 466.9500p

Volume weighted average price paid per share:471.2823p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,797,261,131 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,797,261,131 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6106U_1-2026-2-26.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 41,431,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 470.5603p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Media Relations Marina Shchukina +44 (0) 20 7116 2526 Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.